Exhibit 99.2
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                             PROXY CARD - PART ONE

1.   Name of the Company: GIVEN IMAGING LTD. (the "Company")
2.   Type of the general meeting: Annual General Meeting of the Company.
3.   Date of the meeting: May 30, 2006 at 16:00 hrs.
4.   Site of the meeting: Hermon Building, New Industrial Park, Yoqneam.
5.   Subjects on the agenda:
     a. Election of the directors of the Company (except for outside directors) to serve until the next annual general meeting
          (Proposal No. 1);
          The board of directors of the Company consists of eight members who serve during the period between two annual meetings or until a special meeting is convened or until the cessation of their service on the Company's board of directors is decided upon at the general meeting by a majority of the shareholders with voting rights, directly or by proxy.
     b. Approval of the employment agreement of Mr. Nachum Shamir concluded between him and the Company in the month of April 2006 and the compensation to be given to him for his duties as President and Chief Executive Officer of the Company and as a director of the Company as set forth below: (Proposal No. 2);
          (1) The board of directors of the Company, the compensation committee and the audit committee of the Company have approved for Mr. Shamir an annual base salary of U.S. $330,000 (for 2006 the proportional amount will be paid according to the time he will serve in the positions mentioned above as from April 9, 2006), (2) a cash bonus of up to 200% of his annual salary subject to meeting certain personal and company performance targets as determined from time to time at the discretion of the Company's board of directors (for 2006 the proportional amount will be paid

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          according to the time he will serve in the posts set forth above as from April 9, 2006), (3) options granted for the acquisition of 300,000 ordinary shares of the Company the exercise price of which shall be equal to the price quoted on the day of approval of this proposal on the Nasdaq (Nasdaq National Market) and vesting in four equal installments, beginning on the first anniversary of the date of commencement of Mr. Shamir's employment, (4) an award of 100,000 Restricted Shares vesting in four equal installments, beginning on the first anniversary of the date of commencement of Mr. Shamir's employment.
          In addition to the aforesaid the Company has decided to award to Mr. Shamir a cash bonus of U.S. $50,000 for moving his residence to Atlanta (relocation bonus); Mr. Shamir shall also be entitled to the customary benefits such as company car, medical insurance and life insurance and refund of expenses.
     c. Approval of the employment agreement and the compensation for the Executive Vice-Chairman of the Company's board of directors, Mr. Gavriel D. Meron, as set forth below: (Proposal No. 3)
          The Company's board of directors, the compensation committee and the audit committee have approved for Mr. Meron an additional annual bonus for the year 2005 in the amount of U.S. $164,250 for his work and special efforts in fiscal year 2005 as president and Chief Executive Officer of the Company and as acting president of the Company's U.S. subsidiary and having direct responsibility over the Company's Japanese subsidiary. This amount is paid to him in addition to the bonus in the amount of U.S. $135,750 awarded to him for the Company's achievements in the year 2005 and approved by the shareholders in the annual meeting in August 2005.

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          In respect of the year 2006, the Company's board of directors, the compensation committee and the audit committee have approved for Mr. Meron (1) an annual base salary of U.S. $330,000, (2) a cash bonus of up to 200% of his annual salary subject to meeting certain personal and company performance targets as determined from time to time at the discretion of the Company's board of directors, (3) options granted for the acquisition of 60,000 ordinary shares of the Company the exercise price of which shall be equal to the price quoted on the day of approval of this proposal on the Nasdaq (Nasdaq National Market) and vesting in four equal installments, beginning on the first anniversary of the grant of the options.
          In addition to the aforesaid, Mr. Meron is entitled to other benefits such as use of the Company's car, contribution for study, disability and severance funds.
     d. Approval of the Company's Equity Plan for the year 2006 and to reserve 2,500,000 ordinary shares of the Company to be issued under the aforementioned plan. (Proposal No. 4).
     e. Approval of the extension of indemnification and insurance coverage to Mr. Nachum Shamir and Professor Anat Leowenstein, as well as to new directors of the Company in the future, all in accordance with the coverage agreement for directors and the insurance policies in the versions approved in the past by the Company's shareholders and as they may be amended from time to time. The approval for Mr. Shamir and Prof. Leowenstein shall be retroactive as of the starting date of their tenure of office (Proposal No. 5).
     f. Ratification and confirmation of the compensation schedule of the Company's (current and future) directors who are not employees of the Company, as has been approved in the past at the general

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          meetings of the Company, in connection with the setting up of two new committees of the board of directors - an Executive Committee and an ad-hoc Transition Committee for the examination and application of the changes in the senior management of the Company, as set forth below (Proposal No. 6):
               (1) Director's Fees - U.S. $3,750 quarterly and U.S. $1,500 for attending a meeting of the board of directors or of a committee of the board.
               (2) Equity Compensation - 25,000 options to each director who joins the Company's board of directors; a recurring annual grant of 11,000 options to the chairperson of the board of directors and to each committee chairperson of the board's committees for each year of service as chairperson; a recurring annual grant of 8,000 options to each director of the Company for each year of service on the Company's board of directors; a recurring annual grant of 3,000 options to each director of the Company for every year of service on a committee of the board of directors of the Company.

          As of the date of this Proxy Card the board of directors of the Company had the following board of directors committees: Audit Committee and a sub-committee of the Audit Committee, Compensation and Nominating Committee, Executive Committee and an ad-hoc Transition Committee to oversee the implementation of recent changes in management. Each member of the board of directors, except Nachum Shamir and Prof. Anat Leowenstein, serves on at least one committee of the board of directors.

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     g.   Reappointment of the firm of Somekh Chaikin, a member of KPMG
          International, as independent auditors of the Company until the next annual general meeting and authorization of the Company's board of directors to determine their remuneration (Proposal No. 7).
     h. The Company's Audit Committee shall report on the business of the Company for the year ended December 31, 2005, and shall act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.
6. The place and time when the full version of the proposed decisions can be reviewed - the Company's offices at the indicated address during the hours from 9:30 to 16:30.
7.   The nominees for election or reelection to the Company's board of directors
     a. nominees for election who do not serve as directors of the Company at the time the annual meeting is convened:
          1.   Name: Nachum Shamir
          2.   Id. Card: 05220710
          3.   Date of birth: January 27, 1954
          4.   Address: 10583 Falls Creek Lane, Dayton, Ohio 45458, USA
          5.   Citizenship: Israeli, American
          6.   Committee member: No
          7.   Outside director: No
          8. Office he holds in the Company: Director, President and Chief Executive Officer
          9.   Start of service as director of the Company: April 2006
          10. Education and occupation during the past five years: Before he joined the Company - Corporate Vice President, Eastman Kodak Company, Inc., during 2003-2004 - C.E.O.

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               and President of Scitex Corporation, during 2001-2004 also served as C.E.O. and President of Scitex Digital Printing. Mr. Shamir has a B.Sc degree from The Hebrew University in Jerusalem and - M.P.A. from Harvard University.
          11.  Member of a family with another interest in the corporation: No.

     b.   nominees for reelection who currently serve as directors of the
     Company:
          1.   Name: Doron Birger
          2.   Member of a committee or committees of the board of directors:
               Committee to examine changes in the Company's management, Compensation committee, Executive Committee
          3.   Year in which he began serving as a director of the Company: 2000
          4.   Id. Card: 050538198
          5.   Date of birth: 05/25/1951
          6.   Address: 4 Ma'abarot, Haifa 34461
          7.   Citizenship: Israeli
          8.   Outside director: No
          9.   Office he holds in the Company: Chairman, Board of Directors
          10. Education and occupation during the past five years: From 2001 - President and later Chief Executive Officer of Elron Electronic Industries Ltd. Mr. Birger has B.A. and M.A. degrees in Economics from Hebrew University in Jerusalem.
          11.  Member of a family with another interest in the corporation: No.

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          1.   Name: Gavriel D. Meron
          2.   Member of a committee or committees of the board of directors:
               Chairman of the Executive Committee
          3.   Year in which he began serving as a director of the Company: 2002
          4.   Id. Card: 052411774
          5.   Date of birth: 01/01/1953
          6.   Address: 21B, Weitzman, Petah-Tikva 49556
          7.   Citizenship: Israeli, British
          8.   Outside director: No
          9. Office he holds in the Company: Director and Executive Vice-Chairman of the board of directors
          10. Education and occupation during the past five years: From 1998 - President and Chief Executive Officer of the Company, recently named Executive Vice-Chairman and ending his duties as President and Chief Executive Officer. Mr. Meron has an M.B.A. degree from Tel-Aviv University and a B.A. in Economics and Statistics from Hebrew University in Jerusalem.
          11.  Member of a family with another interest in the corporation: No.

          1.   Name: Chen Barir
          2.   Member of a committee or committees of the board of directors:
               Audit Committee
          3.   Year in which he began serving as a director of the Company: 2002
          4.   Id. Card: 005587231
          5.   Date of birth: 04/10/1959

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          6.   Address: 58 Shtricker, Tel-Aviv 62003
          7.   Nationality: Israeli, American
          8.   Outside director: No
          9.   Office he holds in the Company: Director
          10. Education and occupation during the past five years: Chairman of Berman & Co., Trade and Investments, Ltd.; he also serves as chairman and vice-chairman and a director of a number of privately-held companies in the field of medical device and real estate. Mr. Barir has an LL.B degree from Hebrew University in Jerusalem, an MBA from INSEAD, Fontainebleau, France and a doctorate in law and economics from Harvard Law School.
          11.  Member of a family with another interest in the corporation: No.

          1.   Name: Eyal Lifshitz
          2.   Member of a committee or committees of the board of directors:
               Audit Committee
          3.   Year in which he began serving as a director of the Company: 2003
          4.   Id. Card: 009778020
          5.   Date of birth: 07/15/1967
          6.   Address: 23 Hate'ana, Givat Shmuel 54401
          7.   Nationality: Israeli, Swiss
          8.   Outside director: No
          9.   Office he holds in the Company: Director
          10. Education and occupation during the past five years: Since 2001 - Chief Executive Officer of the Peregrine Ventures

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               risk capital fund. Mr. Lifshitz has an LL.B degree from "Sha'arei
               Mishpat" College.
          11.  Member of a family with another interest in the corporation: No.

          1.   Name: Professor Anat Leowenstein
          2.   Id. Card: 05603264
          3.   Date of birth: 07/04/1959
          4.   Address: 16 Levi Eshkol, Tel-Aviv 69361
          5.   Nationality: Israeli
          6.   Member of a committee: No
          7.   Outside director: No
          8.   Office she holds in the Company: Director
          9.   Began service as a director of the Company: August 2005
          10. Education and occupation during the past five years: Since the year 2000 - Director of the Department of Ophthalmology of the Tel-Aviv Medical Center and professor at the Sackler School of Medicine at Tel-Aviv University. Ms. Leowenstein has an M.D. degree from Hebrew University in Jerusalem and a Masters Degree in Health Administration from Tel-Aviv University.
          11.  Member of a family with another interest in the corporation: No.

8.   The voting on each candidate to serve as director shall be done separately.
9. The majority required to adopt each of the decisions on the aforementioned agenda is a majority of the shareholders present at the meeting and/or represented by proxy.

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10.  This Proxy Card shall be valid only if there is attached hereto a confirmation of ownership of a non-registered shareholder or a photocopy of an identity card, passport or of a certificate of incorporation recorded in the books of the Company and provided that this Proxy Card is received at least seventy-two hours before the voting time.
11. The address of the Company for delivery of the Proxy Cards and notification of position: Hermon Building, New Industrial Park, Yoqneam 20692.
12. The final date for submission of shareholders' notification of position to the Company and the last date for delivery of the board of directors' response to the aforementioned notifications of position: Shareholders' notifications of position shall be submitted until 10 days after the specified date, issue of the board of directors' response shall be not later than 5 days after the latest date for sending notifications of position by the shareholders.
13. This Proxy Card and the position notifications, to the extent that they are received, can be found also at the distribution site of the Securities Authority at the address www.magna.isa.gov.il and at the site of the Tel Aviv Stock Exchange at the address www.tase.co.il.
14. A shareholder is entitled to receive the confirmation of ownership at the branch of the stock exchange member or by mail delivery, if so requested, and a request in this matter will be given in advance to the specific securities account.
15. A non-registered shareholder is entitled to receive by electronic mail free of charge a connection to the versions of the Proxy Card and position notifications at the distribution site, from a member of the stock exchange through which his shares are held, provided the stock exchange member has been informed by the shareholder that he is not interested in receiving Proxy Cards by mail against payment; a notice regarding Proxy Cards shall also apply in the matter of receipt of position notifications.

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16.  A shareholder who holds shares constituting five percent or more of the total voting rights of the Company, as well as anyone who holds the aforesaid quantity of the total voting rights not held by the controlling party in the Company as defined in article 268 of the Companies Law of 5739-1999 (hereinafter: the "law") shall have the right to examine the voting records personally or by a person on his behalf, after the general meeting has been held, and at the registered office of the Company during the customary working hours. The Court also has the right, at the request of a shareholder who at the fixed time does not hold shares in the number stated above, to order the Company to enable the shareholders to peruse the documents and records specified above in their entirety or in part at the conditions it will set.
     The quantity of shares constituting five percent of the issued share capital at the time of publication of this Proxy Card is 1,401,172 shares (the notice regarding the quantity of shares constituting exactly five percent at the set time shall be published at the distribution site of the Securities Authority at the specified date).
     The shareholder shall indicate the manner of his voting on each subject on the agenda on the form that is the second part of this Proxy Card and in accordance with the content of regulation 5(B) of the regulations.

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                              PROXY CARD - PART TWO

COMPANY REGULATIONS (Voting in writing and position notifications), 5765-2005 (hereinafter - the regulations)

Name of the Company
GIVEN IMAGING LTD.

______________________________________________________________________________

__________________________________
Address of the Company (for delivery and sending Proxy Cards)

_____________________________________________________________________________
Company No.
51-257802-2

_____________________________________________________________________________
Date of the meeting: May 30, 2006, at 16:00 hrs.

______________________________________________________________________________

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Type of meeting
Annual General Meeting of the Company

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__________________________________
The governing date: April 30, 2006 __________________________

(Up to here to be filled out by the Company).

DETAILS OF THE SHAREHOLDER

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Name of the shareholder

______________________________________________________________________________

__________________________________
Identity number

______________________________________________________________________________

__________________________________
In case the shareholder does not have an Israeli Identity Card -Passport No.

______________________________________________________________________________

__________________________________
Issuing country

______________________________________________________________________________

__________________________________
Valid until

______________________________________________________________________________

__________________________________
In case the shareholder is a corporation
Corporation No.

______________________________________________________________________________

__________________________________
Country of the corporation

______________________________________________________________________________

__________________________________
Manner of voting

----------------  --------------------  ----------------  ----------------------
                        In favor             Against             Abstains
----------------  --------------------  ----------------  ----------------------
 Proposal No. 1
----------------  --------------------  ----------------  ----------------------
 Proposal No. 2
----------------  --------------------  ----------------  ----------------------
 Proposal No. 3
----------------  --------------------  ----------------  ----------------------
 Proposal No. 4
----------------  --------------------  ----------------  ----------------------
 Proposal No. 5
----------------  --------------------  ----------------  ----------------------
 Proposal No. 6
----------------  --------------------  ----------------  ----------------------
 Proposal No. 7
----------------  --------------------  ----------------  ----------------------

Date                    Signature

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Failure to mark the form shall be deemed abstention from voting on the subject.

For shareholders holding shares through a member of the stock exchange (according to article 177(1)) - this Proxy Card is valid only if accompanied by a confirmation of ownership, except in cases where the voting is done via the Internet.
For shareholders registered in the Company's register of shareholders - the Proxy Card is valid when a photo of the identity card/passport/certificate of incorporation is attached.

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